CHINA ARCHITECTURAL ENGINEERING, INC.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070
People’s Republic of China

OCTOBER 1, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:          China Architectural Engineering, Inc.
Registration Statement on Form S-1
Originally Filed September 28, 2007 (File No. 333-146389)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), China Architectural Engineering, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-146389 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2007.

The Registrant is requesting the withdrawal of the Registration Statement because it was inadvertently filed using an incorrect submission header which identified it as a registration statement on Form S-1 rather than a registration statement on Form S-1MEF. However, the appropriate box was checked on the cover page of the Registration Statement identifying it as a registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(b) under the Securities Act.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please forward a copy of the order granting the withdrawal of the Registration Statement to the undersigned via mail at K&L Gates, 10100 Santa Monica Blvd., 7th Floor, Los Angeles, California, 90067.

If you have any questions regarding this application for withdrawal, please contact our legal counsel Kirkpatrick & Lockhart Preston Gates Ellis LLP, Thomas J. Poletti, via telephone at (310) 552-5000 or facsimile at (310) 552-5001.

Sincerely,

CHINA ARCHITECTURAL ENGINEERING, INC.

By:  /s/ Luo Ken Yi
Name:  Luo Ken Yi
Title:  Chief Executive Officer